Exhibit 99.2

BROOKFIELD PROPERTY PARTNERS L.P.

(Formed under the laws of Bermuda)

PROXY

PROXY, solicited by Management, for the special meeting (the “Meeting”) of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units (“REUs”) of Brookfield Property L.P. and exchangeable limited partnership units (“Exchangeable Units” and together with the BPY Units and the REUs, the “Units”) of Brookfield Office Properties Exchange LP to be held on Thursday, March 26, 2015 at Brookfield Place, 250 Vesey Street, 15th floor in New York, New York, USA at 10:00 a.m. (Eastern Standard Time).

The undersigned registered Unitholder hereby appoints Michelle Campbell, or failing her Matthew Cherry, each being a member of Management of the Partnership (or in lieu thereof. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held on Thursday, March 26, 2015, and at any adjournments or postponements thereof, on the following matter:

A.          Ordinary Resolution approving an amended and restated unit option plan (the “Unit Option Plan”) (mark only one of “FOR” or “AGAINST”)

☐ FOR the ordinary resolution approving the Unit Option Plan; or

☐ AGAINST the ordinary resolution approving the Unit Option Plan.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the accompanying Notice of Special Meeting of Unitholders and on all other matters that may properly come before the Meeting.  The Units represented by this proxy will be voted or withheld from voting as directed by the Unitholder.  In the absence of such directions, Units represented by proxies received by Management will be voted FOR the ordinary resolution approving the Unit Option Plan, and in favour of Management’s proposals generally.

Date: , 2015	Name of Registered Unitholder:

Signature of Registered Unitholder:

Number of Limited Partnership Units of Brookfield Property Partners L.P.:

Number of Redemption-Exchange Units of Brookfield Property L.P.:

Number of Exchangeable Limited Partnership Units of Brookfield Office Properties Exchange LP:

NOTES:
1. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the Unitholders by Management of the Partnership.

2. If the Unitholder completing this proxy is an individual, please sign exactly as your Units are registered.

If the Unitholder completing this proxy is a partnership, this proxy must be executed by a duly authorized officer or attorney of the Unitholder and, if the partnership has a corporate seal, its corporate seal should be affixed. If the Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If the Units are registered in the name of the deceased or other Unitholder, the Unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Unitholder must be attached to this proxy.

3. To be valid, this proxy must be signed and mailed to the Partnership’s transfer agent, CST Trust Company, using the return envelope enclosed, by mail to CST Trust Company, Attention Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile at 416-368-2502 or 1-866-781-3111, by no later than 5:00 p.m., Eastern Standard Time, on Wednesday March 25, 2015 or one day (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

4. Every Unitholder has the right to appoint a person (who need not be a Unitholder of the Partnership) to represent him or her at the Meeting other than the Management representatives designated in this proxy. If you wish to appoint a person other than the Management representatives herein, please insert the name of your chosen proxyholder in the space provided and deliver the completed proxy to CST Trust Company as set out above.

5. All Unitholders should refer to the accompanying Notice of Special Meeting of Unitholders and the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

6. If a Unit is held by two or more persons (for example, joint ownership, trustees, executors, etc.) any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each Unit so held.